(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-23084
CUSIP NUMBER

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Integrated Silicon Solution, Inc.

Full Name of Registrant

Former Name if Applicable

2231 Lawson Lane

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As described in its current report on Form 8-K dated August 9, 2006, the board of directors of Integrated Silicon Solution Inc. (the “Company”) has established a committee comprised of independent directors to conduct an internal review of the Company’s historical practices of granting stock options. As a result of this review, the Company will be unable to file a timely Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (“Form 10-Q”).

The committee plans to engage independent legal counsel and accounting experts. The review will cover all option grants since the Company’s initial public offering in February 1995. At this time, the committee has neither completed its review, nor reached any preliminary or final conclusions about the Company’s historical practices of granting stock options. Until the committee’s review is complete, the Company will be unable to prepare and file its Form 10-Q. The Company intends to file its Form 10-Q as soon as practicable after the completion of the committee’s review.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott D. Howarth (Name)	408 (Area Code)	969-6600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue in the Company’s third fiscal quarter ending June 30, 2006 was $54.7 million, compared with $53.7 million in the June 2005 quarter. The Company reported a net loss for the June 2006 quarter of ($5.4) million or ($0.15) per diluted share, compared with a net loss for the June 2005 quarter of ($4.6) million or ($0.12) per diluted share. The foregoing results do not reflect any accounting adjustments that may result from any investigation by the committee of the Company’s historical practices of granting stock options.

Integrated Silicon Solution Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 9, 2006	By	/s/ Scott D. Howarth
Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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